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                 April 28, 2020

       J. Bret Lane
       Chairman and Chief Executive Officer
       Southern California Gas Company
       555 West Fifth Street
       Los Angeles, CA 90013-1001

                                                        Re: Southern California
Gas Company
                                                            Registration
Statement on Form S-3
                                                            Filed April 21,
2020
                                                            File No. 333-237770

       Dear Mr. Lane:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Michael E. Sullivan,
Esq.